UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36788

EXELA TECHNOLOGIES, INC.
(Exact name of Registrant as specified in its charter)

2701 E. Grauwyler Rd.

Irving, TX 75061
(844) 935-2832
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Common Stock, Par Value $0.0001 per share; 6.00% Series B Cumulative Convertible Perpetual Preferred Stock, par value $0.0001 per share
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 155

Pursuant to the requirements of the Securities Exchange Act of 1934, Exela Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: January 27, 2025

EXELA TECHNOLOGIES, INC.

By:	/s/ Par Chadha
Name: Par Chadha
Title: Executive Chairman